08027567

SEC Mail Processing Section

FEB 28 2008

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-65520

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INDIGO SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
122602

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1043 SHEEP FARM ROAD
(No. and Street)

WEYBRIDGE (CITY) VT (state) 05453 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES ROBINSON, Principal 1-802-385-1161
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, James Robinson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Indigo Securities, LLC, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

**Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3**

To the Members
Indigo Securities, LLC
Weybridge, Vermont

In planning and performing my audit of the financial statements of Indigo Securities, LLC for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 21, 2008

INDIGO SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

Indigo Securities, LLC
Year Ended December 31, 2007

Table of Contents

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Jim Robinson
Indigo Securities, LLC
Weybridge, Vermont

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Indigo Securities, LLC, as of December 31, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Indigo Securities, LLC as of December 31, 2007 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 21, 2008

## Indigo Securities, LLC
## Statement of Financial Condition
## December 31, 2007

### Assets

| | |
|---|---|
| Cash and cash equivalents | $132,039 |
| Prepaid expenses and other assets | 27,341 |
| Property and equipment, net | 42,597 |
| Security deposit | 50,493 |
| | $252,470 |

### Liabilities and Member's Capital

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 60,686 |
| | 60,686 |
| Members' equity | 191,784 |
| | $252,470 |

(See Accountant's Report & Accompanying Notes)

# Indigo Securities, LLC
## Statement of Income
## Year Ended December 31, 2007

| | |
|---|---|
| **Revenue** | |
| Investment banking fees | $4,500,524 |
| Advisory fees | 50,601 |
| Unrealized loss on securities | ( 103,914) |
| FINRA | 35,000 |
| Other | 48,172 |
| | 4,530,383 |
| **Expenses** | |
| Commissions | 4,432,446 |
| Consulting fees | 185,639 |
| Rent | 94,090 |
| Office expenses and other, net | 11,340 |
| Payroll and payroll taxes | 24,353 |
| Accounting and audit fees | 60,357 |
| Legal fees | 18,065 |
| Regulatory fees | 26,218 |
| Broker dealer compliance | 15,683 |
| Depreciation | 14,147 |
| Professional Fees | 27,477 |
| Total Expenses | 4,909,815 |
| Net Loss Before Income Taxes | ( 379,432) |
| **Income Taxes** | |
| Current | 28,878 |
| Deferred | ( 15,000) |
| | 13,878 |
| Net Loss | ($ 393,310) |

(See Accountant's Report & Accompanying Notes)

Indigo Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2007

| | |
|---|---|
| Balance, beginning of year | $637,767 |
| Net loss | ( 393,310) |
| Distributions | ( 52,673) |
| Balance, end of year | $191,784 |

(See Accountant's Report and Accompanying Notes)

*INDIGO SECURITIES, LLC*
*Statement of Cash Flows*
*Twelve Months Ended December 31, 2007*

| | | *Year To Date* |
|---|---|---|
| **Cash Provided from Operations** | | |
| Net Income ( Loss ) | ($ 393,309) | |
| Adjustments | | |
| Add: | | |
| Depreciation | 426,629 | |
| Receivable - Affiliate | 34,993 | |
| Prepaid Insurance | 1,380 | |
| Prepaid FINRA Fees | 895 | |
| Undeposited Funds | 1,691 | |
| Sublease Sec. Deposit | 13,126 | |
| Less: | | |
| Prepaid Consulting | ( 100) | |
| Accounts Payable | ( 23,181) | |
| Accrued Expenses | ( 4,536) | |
| Accrued Rent | ( 5,904) | |
| Deferred Income Tax Liab | ( 15,000) | |
| **Cash from Operations** | | **36,684** |
| **Cash Flows - Invested** | | |
| Leasehold Improvements | 980 | |
| Securities-Accura Pharma | 30,923 | |
| Furniture & Fixtures | ( 11,316) | |
| **Investing Cash Flows** | | **20,587** |
| **Cash Flows - Financing** | | |
| Member's Equity-Robinson | ( 52,673) | |
| **Financing Cash Flows** | | **( 52,673)** |
| **Cash Increase (Decrease)** | | **4,598** |
| **Cash - Beginning of Year** | | |
| Cash - Checking | 118,784 | |
| Cash - Money Market | 8,656 | |
| **Total Beginning of Year** | | **127,440** |
| **Cash on Statement Date** | | **$ 132,038** |

See Accountant's Report & Accompanying Notes

## 1. Nature of Operations

Indigo Securities, LLC, (the "Company") is a Delaware limited liability company. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company engages primarily in the private placements of securities.

## 2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

Investment banking fees are recorded at the time the transaction is completed and the income is reasonably determinable. Warrants received for services are also recorded when the transaction is completed. The Company values any warrants received using the Black-Scholes option pricing model adjusted for the unique characteristics of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Estimated Useful Life | Principal Method |
|---|---|---|
| Office and other equipment | 7 years | Straight-line |
| Leasehold improvements | lease term | Straight-line |

Maintenance and repairs are charged to expense and major renewals and betterments are capitalized. At the time property and equipment are retired or disposed of, the applicable cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to operations.

**2. Summary of significant accounting policies (continued)**

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

Securities Owned

At Market

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period, Other securities traded in the over-the-counter markets and listed securities for which no sale Was reported on that date are valued at there last reported "bid" price when held long.

At Fair Value

Warrants and certain securities owned are valued at fair value. The Company values any warrants received using warrant-pricing models adjusted for the unique characteristics of these instruments. The Company values certain securities for which there is no readily determinable market value at fair value as determined by the Company's management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined, Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market value for the securities existed. All unrealized gains and losses are reflected in revenues.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and the tax

**2. Summary of significant accounting policies (continued)**

basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

**3. Property and equipment**

Details of property and equipment at December 31, 2007 are as follows:

| | |
|---|---|
| Office equipment | $ 27,340 |
| Leasehold improvements | 31,965 |
| | 59,305 |
| Less accumulated depreciation and amortization | 16,708 |
| | $ 42,597 |

2007 depreciation expense was $14,147.

**4. Net capital requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $56,353 which was approximately $51,353 in excess of its minimum requirement of approximately $5,000. At December 31, 2007, the ratio of aggregate indebtedness was 1.08 to 1.0.

**5. Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

**6. Commitment**

The Company and an affiliate lease office space under an operating lease in New York City expiring in September 2011. The Company's portion of rental payments is $8,333 per month throughout the term of the lease.

Future minimum lease payments for the Company and the affiliate for the five years subsequent to December 31, 2007 rare as follows:

| Year Ending December 31, | |
|---|---|
| 2008 | $ 240,000 |
| 2009 | 240,000 |
| 2010 | 240,000 |
| 2011 | 180,000 |
| | $ 900,000 |

Rent expense recorded by the Company for the year ended December 31, 2007 was $94,090.

**7. Income taxes**

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Current income tax expense results from the New York City unincorporated business tax.

Deferred income tax expense and the deferred income tax liability arise from a timing difference in the reporting of income of the fair value of the Company's warrants for book and income tax reporting purposes.

**8. Concentration of credit risk**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. The Company has not experienced any losses in such accounts. At December 31, 2007, the Company had $32,039 in excess of the FDIC insurance amount.

The Company had ten major customers in 2007 which accounted for approximately 100% of the Company's revenues.

**9. Subsequent event**

In January 2008, an investment banking transaction closed and the Company earned a fee of approximately $693,421.

# SUPPLEMENTARY INFORMATION

Indigo Securities, LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2007

Schedule I

| | |
|---|---|
| Net capital, members' equity | $ 191,784 |
| Less: Deferred income tax credit related to nonallowable assets | 15,000 |
| | 176,784 |
| Less nonallowable assets | 120,431 |
| Net capital | $ 56,353 |
| Minimum net capital required (under SEC Rule 15c3-1) | $ 5,000 |
| Excess net capital | $ 51,353 |
| Aggregate indebtedness | $ 60,686 |
| Ratio of aggregate indebtedness to net capital | 1.08 to 1.0 |

See Accountant's Report & Accompanying Notes

Indigo Securities, LLC
Reconciliation of Computation of Net Capital
Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2007

Schedule II

| | |
|---|---|
| Net Capital, as reported in Company's Part II-A Focus Report (unaudited) | $56,353 |
| Net audit adjustments | ---- |
| Net Capital, as adjusted | $56,353 |

(See Accountant's Report and Accompanying Notes)

Indigo Securities, LLC
Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Indigo Securities, LLC as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) ______ 4550

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained __X__ 4560

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm(s)

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8-______ [4335A] | ______ [4335A2] | ______ [4335B] |
| 8-______ [4335C] | ______ [4335C2] | ______ [4335D] |
| 8-______ [4335E] | ______ [4335E2] | ______ [4335F] |
| 8-______ [4335G] | ______ [4335G2] | ______ [4335H] |
| 8-______ [4335I] | ______ [4335I2] | ______ [4335J] |

D. (k) (3) Exempted by order of the Commission ______ 4580

END

See Accountant's Report and Accompanying Notes